UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File No. 000-49760

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company, specializing in non-conventional oil and gas projects with a focus on North American heavy oil, is pleased to announce the filing of its annual financial statements and management’s discussion and analysis for the year ended April 30, 2009.

In connection therewith, MegaWest informs its investors that a supplemental note (entitled “Reconciliation to United States GAAP”) to the Company's financial statements for the fiscal year ended April 30, 2008, as attached to the Company's annual report on Form 20-F (filed with SEC on August 28, 2008) contains clerical errors and errors related to the write-down of the Company's Texas property.  Accordingly, the 2008 supplemental note and accompanying KPMG LLP auditors’ report thereon included in the 2008 Form 20-F should no longer be relied upon by investors.The Company intends to provide amended and restated U.S. GAAP disclosure for fiscal 2008 in the Company's annual report on Form 20-F for the fiscal year ended April 30, 2009, which is expected to be filed with the SEC on or about September 21, 2009.

SEE EXHIBIT 99.1

Exhibit Number	Description of Exhibit

99.1	News Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP

Date: September 14, 2009	By:	/s/ William Thornton
Name: William Thornton
Title: President/Director